PROSPECTUS SUPPLEMENT	Filed pursuant to Rule
(To Prospectus dated April 14, 2021)	424(b)(3) of the Rules and
Regulations Under the
Securities Act of 1933
Registration Statement No. 333-260390

VALENS SEMICONDUCTOR LTD.

Ordinary Shares
Warrants to Purchase Ordinary Shares

Recent Developments

This prospectus supplement, together with the prospectus (as subsequently amended), is to be used by the selling shareholders listed in the prospectus in connection with offers and sales from time to time of the ordinary shares and warrants to purchase ordinary shares of Valens Semiconductor Ltd.

Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of Valens Semiconductor's (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; failure to realize the anticipated benefits of the business combination; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Valens' ability to manage future growth; Valens' ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to them; the effects of competition on Valens' future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the effects of health epidemics, such as the recent global COVID-19 pandemic, have had and could in the future have on Valens' revenue, its employees and results of operations; the cyclicality of the semiconductor industry; Valens' ability to adjust its supply chain volume due to changing market conditions or failure to estimate its customers' demand, including during any downturn in the automotive or audio-video markets; disruptions in relationships with any one of Valens' key customers; difficulty selling products if customers do not design Valens products into their product offerings; Valens' dependence on winning selection processes and ability to generate timely or sufficient net sales or margins from those wins; political conditions in Israel; and those factors discussed in Valens' Registration Statement on Form F-1 and its other SEC filings under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens' expectations, plans or forecasts of future events and views as of the date of this report. Valens anticipates that subsequent events and developments may cause Valens' assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens' assessment as of any date subsequent to the date of this report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

September 13, 2022

Key Financial and Business Highlights

•	Record quarterly revenues of $22.5 million, up 28.4% from Q2 2021 and up 4.0% from Q1 2022

•	Q2 2022 GAAP gross margin was 70.2% compared to 71.2% in Q2 2021 (non-GAAP gross margin was 71.0% compared to 71.1% in Q2 2021)

•	Q2 2022 GAAP Net Loss was $(10.0) million, which included net financial expenses of $3.6 million, primarily from devaluation of Israeli-shekel related cash balance, compared to Net Loss of $(3.7) million in Q2 2021, and Adjusted EBITDA loss in the second quarter was $(4.5) million, compared to $(2.1) million in Q2 2021

•	Strong balance sheet with working capital of $168.3 million, and $156.8 million in cash, cash equivalents and short-term deposits as of June 30, 2022

•	Automotive:

–	Continue to make progress with the evaluation of the company’s MIPI A-PHY new VA7000 chipsets, as over 30 OEMs, Tier 1s and Tier 2s are evaluating this product for ADAS and surround view applications

•	Audio-video:

–	Received substantial demand for VS3000, Valens Semiconductor’s newest audio-video product family, from Tier 1 customers across many geographies

–	Crestron Electronics announced full suite of more than 24 Professional Audio-Video (ProAV) products powered by the VS3000 for use by enterprises, in education and more. This adds to the multiple VS3000-based products already introduced by Crestron

–	Interest in the company’s technology in the medical space continues to grow. Introduced a connectivity solution with Würth Elektronik for medical imaging in unprecedented resolution that complies with the strict medical isolation specifications

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues	22,481	17,510	44,101	30,874
Gross Profit	15,784	12,467	31,224	21,999
Gross Margin	70.2%	71.2%	70.8%	71.3%
Net loss	(9,995)	(3,698)	(15,045)	(10,074)
Working Capital[1]	168,283	56,133	168,283	56,133
Cash, cash equivalents and short-term deposits[2]	156,754	51,873	156,754	51,873
Net cash used in operating activities	(4,251)	(6,443)	(12,654)	(9,651)

Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	71.0%	71.1%	71.5%	71.4%
Adjusted EBITDA[4]	(4,469)	(2,116)	(8,555)	(6,419)
Non-GAAP Loss per share[5] (in U.S. Dollars)	$(0.08)	$(0.16)	$(0.13)	$(0.57)

1 Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.

2 As of the last day of the period.

3 GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended June 30, 2022, and 2021, share-based compensation and depreciation expenses were $181 thousand and $(10) thousand respectively. For the six months ended June 30, 2022, and 2021, share-based compensation and depreciation expenses were $321 thousand and $47 thousand respectively.

4 Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this report for a reconciliation to the most directly comparable measure in accordance with GAAP.

5 See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

REVENUES	22,481	17,510	44,101	30,874
COST OF REVENUES	(6,697)	(5,043)	(12,877)	(8,875)
GROSS PROFIT	15,784	12,467	31,224	21,999
OPERATING EXPENSES:
Research and development expenses	(14,904)	(10,956)	(29,031)	(21,354)
Sales and marketing expenses	(4,473)	(3,222)	(8,682)	(6,332)
General and administrative expenses	(4,340)	(2,366)	(8,641)	(4,544)
TOTAL OPERATING EXPENSES	(23,717)	(16,544)	(46,354)	(32,230)
OPERATING LOSS	(7,933)	(4,077)	(15,130)	(10,231)
Change in fair value of Forfeiture Shares	1,538	-	4,142	-
Financial income (expenses), net	(3,560)	503	(3,675)	336
LOSS BEFORE INCOME TAXES	(9,955)	(3,574)	(14,663)	(9,895)
INCOME TAXES	(43)	(124)	(389)	(179)
LOSS AFTER INCOME TAXES	(9,998)	(3,698)	(15,052)	(10,074)
Equity in earnings of investee	3	-	7	-
NET LOSS	(9,995)	(3,698)	(15,045)	(10,074)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.10)	$(0.68)	$(0.15)	$(1.61)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF NET LOSS PER ORDINARY	97,442,359	11,020,299	97,296,206	10,927,357

6 See note 5.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

(Unaudited)

ASSETS	June 30, 2022	December 31, 2021
CURRENT ASSETS
Cash and cash equivalents	46,577	56,791
Short-term deposits	110,177	117,568
Trade accounts receivable	10,047	7,095
Inventories	17,318	9,322
Prepaid expenses and other current assets	4,492	8,255
TOTAL CURRENT ASSETS	188,611	199,031
LONG-TERM ASSETS:
Property and equipment, net	2,571	2,741
Operating lease Right-Of-Use (ROU) assets[7]	4,408	-
Other assets	638	828
TOTAL LONG-TERM ASSETS	7,617	3,569
TOTAL ASSETS	196,228	202,600

LIABILITIES AND EQUITY
CURRENT LIABILITIES[8]	20,328	15,699
LONG-TERM LIABILITIES:
Forfeiture shares	516	4,658
Non-current operating leases liabilities[9]	2,126	-
Other long-term liabilities	48	46
TOTAL LONG-TERM LIABILITIES	2,690	4,704
TOTAL LIABILITIES	23,018	20,403

SHAREHOLDERS’ EQUITY	173,210	182,197
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	196,228	202,600

7 As of January 1, 2022, the company has implemented the FASB ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation, and disclosure of leases.

8 As of June 30, 2022, includes $1,814 thousand of current maturities of operating leases liabilities (none as of December 31, 2021); see footnote 7.

9 See footnote 7.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(9,995)	(3,698)	(15,045)	(10,074)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	347	266	667	522
Stock-based compensation	3,117	1,695	5,908	3,290
Exchange rate differences	4,501	(545)	4,972	(231)
Interest from short-term deposits	(132)	37	(295)	219
Change in fair value of forfeiture shares	(1,538)	-	(4,142)	-
Reduction in the carrying amount of ROU assets	424	-	844	-
Changes in operating assets and liabilities:
Trade accounts receivable	166	(2,475)	(2,952)	767
Prepaid expenses and other current assets	3,245	(458)	3,763	(1,588)
Inventories	(4,852)	(1,752)	(7,996)	(2,541)
Other assets	86	(26)	190	(31)
Current Liabilities	1,189	513	2,742	23
Change in operating lease liabilities	(811)	-	(1,312)	-
Other long-term liabilities	2	-	2	(7)
Net cash used in operating activities	(4,251)	(6,443)	(12,654)	(9,651)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(13,088)	(4,520)	(31,340)	(4,520)
Maturities of short-term deposits	21,900	12,500	37,400	29,500
Purchase of property and equipment	(244)	(127)	(424)	(505)
Net cash provided by investing activities	8,568	7,853	5,636	24,475
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred issuance costs	-	(218)	-	(218)
Exercise of options	96	589	150	665
Net cash provided by financing activities	96	371	150	447

Effect of exchange rate changes on cash and cash equivalents	(2,830)	531	(3,346)	217
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,583	2,312	(10,214)	15,488
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	44,994	39,492	56,791	26,316
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	46,577	41,804	46,577	41,804

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	65	147	121	224

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	-	-	73	-
Unpaid issuance costs	-	2,722	-	2,722
Operating lease liabilities arising from obtaining operating right-of-use assets	104	-	350	-

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

(Unaudited)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Net loss	(9,995)	(3,698)	(15,045)	(10,074)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(1,538)	-	(4,142)	-
Financial expense (income), net	3,560	(503)	3,675	(336)
Income taxes	43	124	389	179
Equity in earnings of investee	(3)	-	(7)	-
Depreciation	347	266	667	522
Stock-based compensation expenses	3,117	1,695	5,908	3,290
Adjusted EBITDA	(4,469)	(2,116)	(8,555)	(6,419)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP Tables

(U.S. Dollars in thousands)

(Unaudited)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended June 30,		Six Months Ended June 30,
GAAP Loss per Share	2022	2021	2022	2021

GAAP Net Loss	(9,995)	(3,698)	(15,045)	(10,074)
Adjusted to include the following:
Accrued dividend related to Preferred Shares	-	(3,788)	-	(7,478)
Total Loss used for computing Loss per Share	(9,995)	(7,486)	(15,045)	(17,552)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.10)	$(0.68)	$(0.15)	$(1.61)
Weighted average number of shares used in calculation of net loss per share	97,442,359	11,020,299	97,296,206	10,927,357

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP Loss per Share[10]	2022	2021	2022	2021

GAAP Net loss	(9,995)	(3,698)	(15,045)	(10,074)
Adjusted to exclude the following:
Stock based compensation	3,117	1,695	5,908	3,290
Depreciation	347	266	667	522
Change in fair value of Forfeiture Shares	(1,538)	-	(4,142)	-
Total Loss used for computing Loss per Share	(8,069)	(1,737)	(12,612)	(6,262)
Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.08)	$(0.16)	$(0.13)	$(0.57)
Weighted average number of shares used in calculation of net loss per share	97,442,359	11,020,299	97,296,206	10,927,357

10 The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation, and the change in fair value of Forfeiture Share (the change in fair value of Forfeiture Shares totaled at $1,538 thousand and $2,604 thousand for the second and first quarters of 2022, respectively) divided by the weighted average number of shares used in calculation of net loss per share.